January 15, 2009
Securities and Exchange Commission
Attn: Mr. Larry Spirgel
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-7010
RE:	Lighting Science Group Corporation, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008 and
Forms 10-Q for the quarter ended March 31, 2008 and June 30, 2008
Filed May 14, 2008 and August 14, 2008, respectively
File No. 0-20354
Dear Mr. Larry Spirgel:
On behalf of our client, Lighting Science Group Corporation (the “LSGC”), we submit the following responses to the letter dated October 21, 2008 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to LSGC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008. The registrant’s responses to the Staff’s comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Staff. For your convenience, we are also sending to each of Joe Cascarano and Joe Kempf a copy of this letter. Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, LSGC. LSGC acknowledges that:
•	LSGC is responsible for the adequacy and accuracy of the disclosures in the filings.

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings.

•	LSGC may not assert the Staff’s comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
We respectfully request that the Staff provide any further comments at its earliest convenience.

Form 10-K for the Fiscal Year Ended December 31, 2007
1.	As noted in our letter dated August 21, 2008, paragraph 22 of SFAS 141 states that “the fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity.” Since a quoted market price existed for the common shares of LSGC, we believe the active market price of the shares of LSGC prior to the consummation of the reverse acquisition is the best determinant of the cost of the acquired entity. In your particular case, since you are accounting for the transaction as a reverse acquisition, it appears that the purchase price should be the total fair value of all the issued and outstanding shares of LSGC prior to the consummation of the reverse acquisition. Please revise or advise.
Response:
In conjunction with the business combination of LED Holdings and LSGC that took place on October 4, 2007 (the “LSGC Transaction”), when LED Holdings determined the total value of the acquired entity, LSGC, it considered using the quoted market price of the LSGC’s common stock during the week prior to the consummation of the LSGC Transaction. On October 3, 2007, the closing price of LSGC’s common stock on the Over-the-Counter Bulletin Board was $0.41 per share (on a pre-reverse split basis).
Immediately prior to the consummation of the transaction, LSGC had 115,567,251 shares of common stock issued and outstanding (on a pre-reverse split basis as reported in its Form 10-QSB for the quarter ended September 30, 2007). Therefore, applying Paragraph 22 of SFAS 141, the total market value of LSGC’s outstanding shares of common stock and 6% Convertible Preferred Stock would have been calculated as follows:

Value of outstanding shares of common stock (115,567,251 shares @ $0.41 per share)	$47,382,573

Value of outstanding shares of 6% Convertible Preferred Stock (based on the liquidation value of $3.20 per share for 515,653 shares of stock)	1,650,090

$49,032,663
In conjunction with the LSGC Transaction, LED Holdings engaged a third party to perform a valuation of the assets of LSGC. Based on the valuation report, if LED Holdings had used the $49.0 million purchase price identified above, approximately $44.0 million of the total purchase price would have been allocated to goodwill. While Paragraph 22 of SFAS 141 states that the fair value of securities traded in the market is generally more indicative of the fair value of an acquired entity, it also indicates that adjustments to such value may be appropriate in light of the quantity of securities traded.

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LED Holdings concluded that the quoted price of LSGC’s common stock on the Over-the-Counter Bulletin Board did not represent the value of the securities being purchased pursuant to the LSGC Transaction because the number of shares issued to LED Holdings was roughly three times greater than the total outstanding stock of LSGC. Prior to the LSGC Transaction, no more than ten million shares of LSGC common stock had ever traded on a single trading day and the average number of shares traded on a daily basis ranged from two-to-four million shares per day.
As an alternative to using the traded value of the LSGC shares acquired by LED Holdings, LED Holdings valued such shares based on the value of its business, including the cash payment that was transferred to LSGC pursuant to the LSGC Transaction. Relying on a third party valuation, LED Holdings believed this valuation provided a more reliable measure of the fair value of the equity interest. Further, LED Holdings and LSGC believed such valuation was appropriate under paragraph 23 of SFAS 141, which provides that “Consideration other than equity securities distributed to effect an acquisition may provide evidence of the total value received.”
On June 14, 2007 (approximately three months prior to the LSGC Transaction), LED Holdings was formed for the purpose of acquiring the business of LED Effects, Inc. (the “LED Effects Transaction”). In conjunction with the LED Effects Transaction, LED Holdings engaged a third party to perform a valuation of the business of LED Effects, which third party attributed a total value to LED Effects’ business of approximately $11.3 million. Additionally, shortly after the LED Effects Transaction, the controlling shareholder of LED Holdings contributed approximately $7.7 million in cash to acquire an additional 25% interest in LED Holdings, which inferred a valuation of approximately $31.0 million.
Based on the third party transactions discussed above, LED Holdings determined that the value of the LSGC Transaction ranged between $21.7 million and $49.0 million. LED Holdings ultimately valued the LSGC Transaction at $24.4 million in preparing its December 31, 2007 consolidated financial statements.
If LED Holdings had used the $49.0 million purchase price identified above, it is likely that LSGC would have had to perform an impairment test on the goodwill at December 31, 2007. According to paragraph 8(e) of SFAS 144, a company should perform an impairment test if it experiences current period operating or cash flow losses, or projects that it will continue to show operating losses. Based on the cash flow forecast at the time of the LSGC Transaction, it is probable that LED Holdings/LSGC would have been required to record a significant impairment charge in the fourth quarter of 2007. Subsequent to the LSGC Transaction, LSGC was projected to have cash flow and operating losses for the three month period ended December 31, 2007 and the year ended December 31, 2008 based on the integration costs of the LSGC Transaction and the other product and market development costs that would need to be incurred in 2008. LSGC continues to incur these costs as forecasted. Assuming that a substantial portion of the goodwill would be required to be written down due to the impairment test, we believe

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that the consolidated balance sheets of LSGC as of December 31, 2007, March 31, 2008 and June 30, 2008 would be substantially the same as what has been presented in our 2007 Form 10-K because the value of the other assets would be substantially unchanged due to the revaluation and subsequent write-down of the goodwill.
2.	We note that on October 4, 2007, for accounting purposes, the business of LED Effects acquired LSGC. We also note that LED Holdings was a newly created entity and its only asset consisted of the $15 million cash contributed by the shareholders of LED Holdings at the time of its formation on June 14, 2007; accordingly, it appears that LED Effects should be considered for accounting purposes the predecessor registrant for the period ending December 31, 2006 and through the stub period ending June 13, 2007. Subsequently, LED Holdings should be considered the successor registrant from June 14, 2007 through December 31, 2007. Therefore, it appears that you should include in your December 31, 2007 Form 10-K:
a.	Audited balance sheet of LED Effects as of December 31, 2006;

b.	Audited statements of operations and statements of cash flows of LED Effects for the year ended December 31, 2006;

c.	Audited balance sheet of LED Holdings as of December 31, 2007, which should reflect the impact of the application of purchase accounting to the acquisition of LSGC on October 4, 2007;

d.	For the year ended December 31, 2007, you should also include:
i.	Historical audited statements of operations and statements of cash flows of LED Effects for the period beginning January 1, 2007 through June 13, 2007; and

ii.	Historical audited statements of operations and statements of cash flows of LED Holdings for the period beginning June 14, 2007 to December 31, 2007, which should reflect the impact of the application of purchase accounting to the acquisitions of the businesses of LED Effects on June 14, 2007 and of LSGC on October 4, 2007.
e.	In regards to the retroactively restated historical stockholders’ equity, it appears you should include the following:
i.	Audited statement of stockholders’ equity of LED Effects for the year ended December 31, 2006 and for the interim period through June 13, 2007; and

ii.	Audited statement of stockholders’ equity of LED Holdings for the period beginning on June 14, 2007 through December 31, 2007, retroactively reflecting the equivalent number of shares received in the reverse merger of October 4, 2007, after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital.

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Response:
As discussed in our most recent conversation with members of the Staff, attached to this response letter as Exhibit A are drafts of the financial statements requested in points (a) through (e) above. Please note that arrangements for the audits of the attached financial statements will be undertaken.
Form 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008
3.	Please revise your Form 10-Q for all required periods accordingly, or advise.
Response:
LSGC is prepared to comply with the Staff’s request to prepare and file interim financial statements for LED Effects and LED Holdings in a manner that is consistent with Comment 2 above. However, LSGC has several concerns related to this request that it would like to bring to the Staff’s attention. Specifically, prior to the LSGC Transaction, LED Effects and LED Holdings were not reporting companies, and were not otherwise required to and did not prepare interim financial statements. As a result, neither LED Effects nor LED Holdings has had a SAS 100 review conducted by an independent auditor. Therefore, in order to prepare the necessary interim statements, LSGC would need to perform significant analytical and substantive procedures with respect to the quarterly data relating to LED Effects and LED Holdings. Additionally, the persons responsible for preparing the annual financial statements of LED Effects and LED Holdings prior to the LSGC Transaction are no longer employed by any of the companies. If LSGC is asked to provide interim financial statements for LED Effects and LED Holdings for fiscal 2007, there can be no assurance that the data included in such financial statements is accurate or complete.
For the reasons stated above and those previously discussed with members of the Staff, LSGC is currently unable to provide interim financial statements for LED Effects or LED Holdings without incurring substantial out-of-pocket costs and allocating a significant amount of LSGC’s personnel to this endeavor. Any such efforts are likely to detract from LSGC’s undertaking to prepare the financial statements for the year ended December 31, 2008 and the audit relating thereto.
Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Greg Samuel, Esq. at (214) 651-5645.
Very truly yours,
/s/ Greg Samuel
Gregory R. Samuel
(214) 651-5645
greg.samuel@haynesboone.com
cc:	Joe Cascarano Robert Littlepage Govi Rao Stephen Hamilton

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EXHIBIT A
Financial Statements

LIGHTING SCIENCE GROUP CORPORATION AND LED EFFECTS, INC.
CONSOLIDATED BALANCE SHEETS

	Lighting Science	LED Effects, Inc.
	Group Corporation	and Subsidiary
	Consolidated	Consolidated
	Balance Sheet	Balance Sheet
	December 31, 2007	December 31, 2006

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$11,399,429	$1,828,776
Accounts receivable, net of allowances for doubtful accounts	1,392,064	634,467
Inventories, net of allowances	3,786,966	1,128,530
Prepaid expenses and other current assets	1,180,028	92,237

Total current assets	17,758,487	3,684,010

PROPERTY AND EQUIPMENT, net	1,149,024	169,820

OTHER ASSETS
Minority investment, at cost	—	86,528
Intangible assets, net	9,314,982	—
Goodwill	13,479,900	—
Other long-term assets	1,141,532	13,320

Total other assets	23,936,414	99,848

TOTAL ASSETS	$42,843,925	$3,953,678

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,357,399	329,013
Accrued expenses	3,668,104	—
Note payable to bank	—	100,000

Total current liabilities	6,025,503	429,013

OTHER LIABILITIES
Minority interest in income of subsidiary	—	84,523
Deferred income taxes	—	395,375
Liability under derivative contracts	1,007,600	—

Total other liabilities	1,007,600	479,898

TOTAL LIABILITIES	7,033,103	908,911

COMMITMENTS AND CONTIGENCIES

6% CONVERTIBLE PREFERRED STOCK, $.001 par value, 2,656,250 shares authorized, 215,652 shares issued and outstanding in 2007, liquidation value of $690,086	364,895	—

STOCKHOLDERS’ EQUITY
Series B Preferred Stock, $.001 par value, 2,000,000 shares authorized, issued and outstanding in 2007	2,000	—
Common stock, $.001 par value, 495,000,000 shares authorized, 21,958,482 shares issued and outstanding in 2007	21,959	11,541
Additional paid-in-capital	40,313,956	—
Retained earnings (deficit)	(4,902,269)	3,042,203
Accumulated other comprehensive income (loss)	10,281	(8,977)

TOTAL STOCKHOLDERS’ EQUITY	35,445,927	3,044,767

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$42,843,925	$3,953,678

LIGHTING SCIENCE GROUP CORPORATION AND LED EFFECTS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Lighting Science	LED Effects, Inc.
	Group Corporation	and Subsidiary	LED Effects, Inc.
	Consolidated	Consolidated	and Subsidiary
	Statement of	Statement of	Consolidated
	Operations For	Operations For	Statement of
	The Period From	The Period From	Operations For The
	June 14, 2007 to	January 1, 2007	Year Ended
	December 31, 2007	to June 13, 2007	December 31, 2006

Revenue	$4,616,111	$3,675,132	$8,858,068
Cost of goods sold	3,526,750	2,606,445	6,061,922

Gross margin	1,089,361	1,068,687	2,796,146

Operating expenses
Selling, general and administrative	2,437,756	226,758	516,538
Compensation and related expenses	2,417,704	221,013	428,755
Professional fees	1,291,068	117,780	52,201
Directors fees	87,500	—	—
Depreciation and amortization	669,861	6,691	25,969

Total operating expenses	6,903,889	572,242	1,023,463

Income (loss) from operations	(5,814,528)	496,445	1,772,683

Other income (expense)
Interest income	211,043	1,520	3,102
Interest expense	(39,366)	(454)	(3,386)
Other, net	329,785	(35,472)	(883)

Total other income (expense)	501,462	(34,406)	(1,167)

Income (loss) before provision for income tax expenses, minority interest in income (loss) of subsidiary, dividends on 6% Convertible Preferred Stock and accretion (reversal of accretion) of preferred stock redemption value	(5,313,066)	462,039	1,771,516

Provision for income tax expense	—	172,244	666,665
Dividends on 6% Convertible Preferred Stock and accretion (reversal of accretion) of preferred stock redemption value	(413,999)	—	—

Income (loss) before minority interest in loss of subsidiary	$(4,899,067)	$289,795	$1,104,851

Minority interest in loss of subsidiary	(3,902)	(2,583)	(84,523)

Net income (loss) attributable to common stock	$(4,902,969)	$287,212	$1,020,328

Items included in comprehensive income (loss) Foreign currency translation income (loss)	10,821	(82,135)	(8,977)

Net comprehensive income (loss)	$(4,892,148)	$205,077	$1,011,351

LIGHTING SCIENCE GROUP CORPORATION AND LED EFFECTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

			LED Effects, Inc.
	Lighting Science	LED Effects, Inc. and	and Subsidiary
	Group Corporation	Subsidiary	Consolidated
	Consolidated	Consolidated	Statement of Cash
	Statement of Cash	Statement of Cash	Flows For The
	Flows For The Period	Flows For The Period	Year Ended
	From June 14, 2007 to	From January 1,	December 31,
	December 31, 2007	2007 to June 13, 2007	2006
OPERATING ACTIVITIES
Net income (loss) for the period attributable to common stock	$(4,902,969)	$287,212	$1,020,328
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash stock option compensation expense	93,159	—	—
Accretion (reversal of accretion) of 6% convertible preferred stock redemption value	(424,456)	—	—
Fair value adjustment to liabilities under derivative contracts	(895,507)	—	—
Provision for deferred income tax expense	—	5,737	498,602
Depreciation and amortization	669,861	6,691	25,969
Changes in:
Accounts receivable	186,577	(902,313)	(61,892)
Prepaid expenses and other long-term assets	(64,784)	(2,499)	16,464
Inventories	(656,781)	135,925	(117,051)
Accounts payable	1,389,845	(97,932)	190,788
Income taxes payable	—	160,062	36,674
Accrued expenses and other liabilities	6,351	—	—
Deposits on contracts	—	—	(981,100)

Net cash used by operating activities	(4,598,704)	(407,117)	628,782

INVESTING ACTIVITIES
Cash held by Lighting Science Group upon acquisition	1,234,871	—	—
Cash held by LED Effects upon acquisition	1,245,652	—	—
Purchase of property and equipment	(526,031)	—	(52,953)
Other, net	(322,471)	3,545	—

Net cash provided by investing activities	1,632,021	3,545	(52,953)

FINANCING ACTIVITIES
Note payable borrowings	—	—	100,000
Repayment of amounts due under notes payable	(87,500)	(100,000)	—
Minority investment, at cost	—	—	(86,528)
Amount due minority shareholder	—	2,583	84,523
Proceeds from exercise of common stock warrants, net of related costs	546,799	—	—
Proceeds from sale of preferred stock, net of related costs	13,908,547	—	—

Net cash provided by (used in) financing activities	14,367,846	(97,417)	97,995

Effect of exchange rate fluctuations on cash and cash equivalents	10,281	(82,135)	(8,977)

Net increase (decrease) in cash	11,411,444	(583,124)	664,847
Cash balance at beginning of period	—	1,828,776	1,163,929

Cash balance at end of period	$11,411,444	$1,245,652	$1,828,776

Interest paid during the period	$39,366	$454	$3,386

Taxes paid during the period	$—	$62,915	$138,557

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of 6% Convertible Preferred Stock to common stock	$534,784	$—	$—

Value of common stock issued in connection with LED Effects transaction	$11,256,905	$—	$—

Value of common stock issued in connection with Lighting Science Group transaction	$13,997,721	$—	$—

LIGHTING SCIENCE GROUP CORPORATION
Consolidated Statement of Stockholders’ Equity
For the Period From June 14, 2007 to December 31, 2007

							Accumulated
							Other
	Series B Preferred Stock		Common Stock		Additional	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Paid In Capital	Deficit	Income	Total

Balance June 13, 2007 (inception)	—	$—	—	$—	$—	$—		$—

Sale of preferred stock, net of issue costs	2,000,000	2,000			13,906,547			13,908,547

Stock issued to acquire LED Effects			15,928,733	15,929	11,240,976			11,256,905

Conversion of 6% Convertible Preferred Stock to common stock			160,001	172	534,612			534,784

Issuance of common stock upon the exercise of warrants			91,385	80	546,719			546,799

Acquisition of Lighting Science Group Corporation, net of issue costs			5,778,363	5,778	13,991,943			13,997,721

Stock option expense					93,159			93,159

Net loss for the period June 14, 2007 to December 31, 2007						(4,902,269)		(4,902,269)

Foreign currency translation gain							10,281	10,281

Balance December 31, 2007	2,000,000	$2,000	21,958,482	$21,959	$40,313,956	$(4,902,269)	$10,281	$35,445,927

LED Effects, Inc. and Subsidiary
Consolidated Statement of Stockholders’ Equity

				Accumulated
				Other
	Common Stock		Retained	Comprehensive
	Shares	Amount	Earnings	Loss	Total

Balance December 31, 2005	756	$11,541	$2,021,875	$—	$2,033,416

Other comprehensive loss				(8,977)	(8,977)
Net income			1,020,328		1,020,328

Balance December 31, 2006	756	11,541	3,042,203	(8,977)	3,044,767

Other comprehensive loss				(82,135)	(82,135)
Net income			287,212		287,212

Balance June 13, 2007	756	$11,541	$3,329,415	$(91,112)	$3,249,844